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Astris Energi Inc. · 6-K · For 9/22/04, On 9/22/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 22, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.



(Translation of registrant's name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(Address of principal executive office)

Registrant's telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____

The following are included in this report on Form 6-K:

EXHIBIT 1

ASTRIS ENERGI ANNOUNCES NORTH AMERICAN DEBUT OF MODEL E8 PORTABLE GENERATOR

MISSISSAUGA, ONTARIO, CANADA, September 22, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world's leading alkaline fuel cell (AFC) technology company, announced today that the North American premiere of its 2.4 kW Model E8 Portable AFC Generator will take place at the Hydrogen and Fuel Cells 2004 Conference and Trade Show, to be held in Toronto from September 25 to September 28, 2004.

The E8 is the latest in a series of self-contained, portable generators that are powered by Astris' alkaline fuel cell. The quiet, emission-free E8 uses the latest generation POWERSTACK™ MC250 fuel cell modules to deliver 48 V DC at 50 amperes of current and will handle overload up to 60 amps. The generator has a total electrical efficiency of more than 50%, a figure unequalled by any other device in its class, and several times higher than the efficiency of conventional generators fuelled by gasoline.

The development of the E8 was partially funded by the Czech Republic's Ministry of Industry and Trade. In May 2004, following a series of successful demonstrations, a panel of five experts from the Czech Ministry, the Technical University Brno and the University Pardubice concluded that the E8 fully met all the performance and budget goals of its project specifications.

Also displayed at the Conference will be Astris' Freedom Golf Car - the world's first alkaline fuel cell powered golf car fuelled by hydrogen. Originally completed in March 2001, Freedom is powered by Astris' 1.0 kW E6 Power Generator. The E6 alkaline fuel cell generator gives Freedom a top cruising speed of 31 kph with better acceleration and hill climbing than with a conventional battery-powered model. The car is fuelled by a 33-litre, refillable, carbon fibre hydrogen tank that will last up to 3 days under typical usage.

Public demonstrations of the E8 Power Generator and Freedom Golf Car will be held at Nathan Phillips Square (Booth #4 and the Ride & Drive area) on Saturday, September 25 (12:00-17:00), Sunday, September 26 (9:00-17:00), and Monday, September 27 (9:30-13:30).

In addition to the display of the E8 Generator and Freedom Golf Car, Astris' President and CEO Jiri Nor will be addressing the Conference on Monday, September 27 at 4:00 pm. Mr. Nor's topic is "Alkaline Fuel Cell Technology in the Lead" and will focus on the progress achieved at Astris in improving the performance, durability, and simplicity of use of alkaline fuel cells. Abstracts for Mr. Nor's paper and the paper titled "Test Equipment for the Fuel Cell Industry" can be viewed on the company website at www.astris.ca under News & Events. As well, Mr. Nor will discuss the current and future thrust in Astris' technology development and the commercialization of its POWERSTACK™ MC250 fuel cell. Currently, Astris is on schedule with the construction of a pilot production line for the MC250. The production line, which is being built at Astris' affiliate in the Czech Republic, will be ready for production trials this month.

The Hydrogen and Fuel Cells 2004 Conference and Trade Show is an international event. More than 1,000 government, academic, and industry delegates will be attending. It is hosted by Fuel Cells Canada and the Canadian Hydrogen Association. The Conference is being held at the Sheraton Centre Hotel, Toronto, Ontario, Canada. Further information is available at www.hydrogenfuelcells2004.com.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris' alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company's website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 619-209-6068
Fx: 619-209-6071
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.